Blucora, Inc.
601 108th Avenue NE, Suite 1200
Bellevue, WA 98004

June 20, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathleen Collins, Accounting Branch Chief

Melissa Kindelan, Staff Accountant

Re: Blucora, Inc.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed March 9, 2012

Form 10-Q for Fiscal Quarter Ended March 31, 2012

Filed May 10, 2012

Form 8-K/A filed April 17, 2012

File No. 000-25131

Dear Ms. Collins and Ms. Kindelan:

Blucora, Inc. (the "Company") hereby advises the staff of the Securities and Exchange Commission (the "Staff") that the Company has received the Staff's letter dated June 7, 2012 (the "Comment Letter"), regarding the Commission's review of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2011, its Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2012, and its Amended Current Report on Form 8-K/A filed on April 17, 2012. Our responses to each comment are provided below. For the Staff's convenience, each comment from the Comment Letter is restated in bold italics prior to our response to that comment.

Form 10-K for Fiscal Year Ended December 31, 2011

Consolidated Statements of Stockholders' Equity, page 58

1. You state on page 68 that the FASB issued guidance on the presentation of comprehensive income in June 2011 but because the company already presents its other comprehensive income consistent with the guidance, it will have no effect on your financial condition, results of operations or cash flows. We further note that you include the components of other comprehensive income in the statement of stockholders' equity at December 31, 2011. Please confirm for us that in future filings you will present one line item representing the total other comprehensive income for each period in your statement of stockholders' equity consistent with the guidance in ASC 220-10-45-14.

Response: In future filings, the Company will present one line item representing the total other comprehensive income for each period in your statement of stockholders' equity consistent with the guidance in ASC 220-10-45-14.

Note 5. Stockholders' Equity, page 71

2. Please further explain the terms of the August 23, 2011 warrant agreement with CIG and tell us how you determined this award should be classified as equity upon issuance and then reclassified as a liability upon consummation of the TaxACT acquisition. Please cite the specific accounting guidance you considered at both the initial issuance and modification dates.

Response: The terms of the August 23, 2011 warrant agreement with CIG (the "Warrant") granted CIG the right to purchase up to one million shares of the Company's stock at a price of $9.62 per share. The rights granted in the Warrant were to expire on August 23, 2014 unless the Company entered into a qualifying acquisition transaction (or sufficient aggregate acquisitions) with a value of $200 million or greater, in which case the Warrant's expiration date would be extended to August 23, 2017. The Warrant was filed as Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on August 23, 2011.

At issuance, we determined that, because the Warrant was issued to a non-employee, ASC 505-50 should guide the Warrant's initial treatment. We determined that the term of the Warrant that allowed for the potential extension of the expiration date was a "counterparty performance condition" as defined in ASC's master glossary. Because the Warrant's expiration date was dependent on performance, we determined that example 5 in ASC's implementation guidance, beginning at ASC 505-50-55-28, provided the relevant guidance for our initial treatment of the Warrant.

We also determined that ASC 505-50 would remain the relevant guidance until the earlier of either the satisfaction of the counterparty performance condition or the expiration of the Warrant. Because the acquisition of the TaxACT business on January 31, 2012 was a qualifying acquisition under the terms of the Warrant, the Warrant's expiration date was extended. ASC 815-10-55-49 states that derivative accounting guidance applies to equity awards issued to non-employees once the award is no longer subject to the provisions of ASC 505-50. Therefore, in accordance with derivative accounting guidance, we reclassified the Warrant from an equity award to a liability award upon the consummation of the TaxACT acquisition and will continue to classify it as a liability award until the Warrant is exercised or expires.

Please note that we considered a scope exception that would result in treating the Warrant as a derivative after the performance conditions were met, as described in ASC 815-10-15-74. However, because section 8 of the Warrant provides for an adjustment of the exercise price if certain events transpire, which adjustment would result in the award no longer being indexed to the Company's stock, we determined that the scope exception was not met. Accordingly, we determined that ASC 815-40 was the appropriate guidance for accounting for the Warrant after the counterparty performance occurred.

Item 9A. Controls and Procedures

Changes in Internal Control of Financial Reporting, page 86

3. We note your reference on page 86 to the remediation of the material weakness in internal control over financial reporting as described in your Form 10-Q filed on November 14, 2011. Please explain in further detail how you remediated the weakness in your internal controls related to the accounting and disclosure for business acquisitions. In this regard, describe further, for us, what you mean by "strengthening controls over the application of GAAP with respect to business combinations" as stated in your September 30, 2011 Form 10-Q. Also, tell us what impact the implementation of a new accounting system had on the remediation of your material weakness as discussed in your June 30, 2011 Form 10-Q/A. To the extent the new accounting system helped to remediate the material weakness, please explain further how this system impacts your internal controls related to accounting and disclosures for business acquisitions.

Response: Our conclusion of the existence of a material weakness was solely the result of a reevaluation of the accounting treatment of certain acquired assets, the determination that a material error had been made in such accounting treatment, and the resulting restatement of certain financial statements for 2010 and 2011.

Our remediation of this material weakness was accomplished through strengthening our controls over the application of GAAP with respect to business combinations. In this context, given the uniqueness of each business combination, strengthening of controls specifically includes additional review cycles that include senior finance, accounting, and non-accounting personnel to ensure that all nuances of each business combination are fully understood in making judgments on the application of GAAP. Further, based on this enhanced review and any determination of materiality, and subject to management's judgment, we may use additional third-party valuation specialists for any future acquisitions.

The new accounting system was implemented prior to the identification of the error that resulted in the determination of a material weakness and had no impact on the remediation of that material weakness. The new accounting system was initially disclosed in our second quarter 2011 Quarterly Report on Form 10-Q, prior to the filing of the amended version of that Report on Form 10-Q/A.

As stated in our amended Annual Report on Form 10-K/A filed November 14, 2011, management believes this material weakness did not have a pervasive impact on internal control over financial reporting and was limited to the misapplication of GAAP in the accounting for a specific acquisition.

Form 10-Q for Fiscal Quarter Ended March 31, 2012

Note 2. Summary of Significant Accounting Policies

Tax Preparation Revenue Recognition, page 6

4. We note your disclosures here regarding multiple element arrangements for products and/or services. We further note your disclosures on page 17 where you state the majority of the revenue in the tax preparation segment is generated by the online service. In an effort to better understand your disclosures, please tell us the products and/or services that would be included in your multiple element arrangements, how significant those are to the segment's total revenue, and how those relate to your online services.

Response: On a historical, annualized basis, revenue from paid online services has been between 60% and 70% of the total revenue for the TaxACT business. These paid online services consist of the following: (1) the consumer online state tax return preparation service (typically purchased in connection with the use of the free online federal tax return preparation service); (2) the consumer deluxe online federal tax return preparation service; and (3) a bundle of the consumer deluxe online federal tax return preparation service and the online state tax return preparation service. The online paid services contain three elements: (i) the online tax preparation service (state and/or deluxe federal) that the user uses to prepare a tax return, (ii) email and/or phone taxpayer support available to users (used, for example, when users need help determining which forms to file), and (iii) the e-filing of the tax return.

5. You disclose that your software as a service (SaaS) element is recognized upon the purchase of the service as it is typically purchased at the end of the process, which is the point in which the four revenue recognition criteria are met. Please tell us what services are provided as a SaaS element and further explain why it is appropriate to recognize the related revenue when they are purchased.

Response: A TaxACT user enters income, deductions, and other tax-related information into a hosted, online software tool, generally prior to that user purchasing the online tax service. The online tool then prepares the user's tax return. When the user's tax return is complete, the user may opt to either e-file or print the return and the user then pays for the use of the service. Our accounting follows SAB Topic 13 and is generally treated like a service contract. The four revenue recognition criteria are listed below with analysis of the applicability to the purchase of the TaxACT online services.

(a) Persuasive evidence of an arrangement exists: as soon as the users select the package they would like to purchase, they are asked to review and agree to the terms of the license agreement. This license agreement serves as evidence of the arrangement.

(b) Delivery has occurred: as this is a service provided to the users, delivery occurs over time beginning when the users input the information into the online tax tool and culminating when the users select the option to print or e-file the tax return.

(c) The vendor's fee is fixed or determinable: the price is set when the user begins using the TaxACT service for completing a tax return or elects to upgrade (e.g., from the deluxe federal version of the online tax return preparation service to a bundle of the deluxe federal version and the state version of the tax return preparation service); the price for a return does not change after that point.

(d) Collectability is probable: the money is not collected from the users until they select the option to file their return (whether e-file or print). If a user never selects the option to file the return, the purchase is not completed and we will not collect the cash. Thus, collectability is probable at the time of purchase, which is concurrent with when the payment is received and with the filing selection.

Because all four revenue recognition criteria are not met until the user selects the option to e-file or print the tax return and makes the payment, revenue cannot be recognized until that point. We have no further obligations to the user after the option to file has been selected, so the entire amount is recognized upon filing.

6. We note that revenue related to support services is recognized ratably over the period in which you expect the returns to be filed. With a view towards future disclosures, please tell us the anticipated service period over which you recognize such revenues.

Response: Certain support service revenue is recognized ratably over the period in which the returns are expected to be filed.  This support service revenue is related to the unlimited e-file element that is provided with our professional tax preparation software (which is bundled or sold separately to professional tax preparers).  Historically, revenue from sales of our professional software has been approximately 10% of total annualized segment revenue, of which a portion relates to unlimited e-file element.  This revenue will be recognized ratably over the period that our professional customers e-file returns on behalf of their clients, which generally will begin on the later of January 1 or the date the service is purchased and ends on October 15, which is when extended tax returns are generally due.  We will continue to monitor this element and, to the extent it becomes material, we will evaluate additional disclosure if provision of such disclosure becomes appropriate.

Form 8-K/A Filed April 17, 2012

7. We note your reference to footnote (4) in the header to the pro forma adjustments column of your unaudited pro forma condensed consolidated statements of continuing operations. In future filings, revise to include separate footnote references for each pro forma adjustment. In addition, please ensure that your footnote disclosures appropriately explain the pro forma adjustment. In this regard, the adjustment for the stock-based compensation expense for awards granted to 2SS Holdings' employees should describe the terms of the awards and should clarify that this expense is based on future services such that it meets the continuing impact criteria of Article 11-02(b)(6) of Regulations S-X. Please confirm that you will revise your pro forma disclosures accordingly for any significant future acquisitions.

Response: In future filings, the Company will present the pro forma adjustments in appropriate detail and in accordance with the provisions of Regulations S-X.

In connection with the foregoing responses to the Comment Letter, we hereby acknowledge that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff's comments and request that the Staff contact the undersigned at (425) 201-6100 with any questions or comments regarding this letter.

Respectfully Submitted,

BLUCORA, INC.

/s/ Eric Emans

Eric Emans

Chief Financial Officer